NO ACT PE 2/1/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025499

Received SEC
FEB 02 2012
Washington, DC 20549

February 2, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-2-12

John E. Osborn
Dendreon Corporation
josborn@dendreon.com

Re: Dendreon Corporation

Dear Mr. Osborn:

This is in regard to your letter dated February 1, 2012 concerning the shareholder proposal submitted by Brad J. Loncar for inclusion in Dendreon's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Dendreon therefore withdraws its January 27, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Brad J. Loncar
bloncar@me.com

Dendreon
Forgetting Cancer, Transforming Lives.

1934 Act/Rule 14a-8

John E. Osborn
Executive Vice President,
General Counsel and Secretary

Dendreon
1301 2nd Avenue, Suite 3200
Seattle, WA 98101

tel 206-455-2464
fax 206-299-3245
josborn@dendreon.com

February 1, 2012

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dendreon Corporation – Withdrawal of No-Action Request Regarding the Stockholder Proposal Submitted by Brad Loncar

Ladies and Gentlemen:

In a letter dated January 27, 2012 (the "No-Action Request Letter"), Dendreon Corporation (the "Company") requested that the staff of the Division of Corporation Finance concur with the Company's view that, for the reasons stated therein, the Company could properly exclude from its proxy materials for its 2012 Annual Meeting of Stockholders a stockholder proposal (the "Proposal") submitted by Brad Loncar (the "Proponent").

Enclosed is a written communication to the Company from the Proponent, transmitted on February 1, 2012, stating that the Proponent withdraws the Proposal. See Exhibit A. In reliance on this communication, the Company hereby withdraws the No-Action Request Letter. If you have any questions regarding this letter or desire additional information, please contact me at 206-829-1521.

Very truly yours,

John E. Osborn
Executive Vice President,
General Counsel and Secretary
Dendreon Corporation

Attachment
cc: Brad Loncar, via email

EXHIBIT A

Schaeffer, Sarah

From: Brad Loncar [bloncar@me.com]
Sent: Wednesday, February 01, 2012 6:57 AM
To: Stueland, Katherine; Investor Relations
Subject: Change

Hello Katherine,

I am notifying the company in writing today that, based off of today's news, I obviously withdraw my proposal. This is great news for Dendreon shareholders and for corporate governance in general. I applaud the board for its diligence in making the decision. John Johnson is going to be a great CEO.

Dr. Gold and Mr. Brewer moved mountains, bringing the first ever immunotherapy to the market. I wish them all the best.

I intend on buying Dendreon shares today for my family and look forward to cheering on the company's success!

Best regards,
Brad

Dendreon
Targeting Cancer. Transforming Lives

1934 Act/Rule 14a-8

John E. Osborn
Executive Vice President
General Counsel and Secretary

Dendreon
1301 2nd Avenue, Suite 3200
Seattle, WA 98101

tel 206-455-2464
fax 206-299-8245
josborn@dendreon.com

January 27, 2012

Via Electronic Mail

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dendreon Corporation – Stockholder Proposal Submitted by Brad Loncar

Ladies and Gentlemen:

This letter is submitted by Dendreon Corporation, a Delaware corporation ("Dendreon" or the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of Dendreon's intent to exclude from its proxy materials for its 2012 Annual Meeting of Stockholders (the "2012 Annual Meeting" and such materials, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") submitted by Brad Loncar (the "Proponent") and received by Dendreon on November 28, 2011. The Company requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Commission if Dendreon excludes the Proposal from its 2012 Proxy Materials for the reasons outlined below.

The Company intends to file its definitive proxy materials for its 2012 Annual Meeting on or about April 30, 2012. In accordance with Staff Legal Bulletin 14D, this letter and its exhibit are being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibit will also be sent to the Proponent.

THE PROPOSAL

The Proposal is as follows:

"To approve reducing Dendreon's board of directors from 11 authorized seats to 9 by removing Dr. Mitchell Gold and Mr. Richard Brewer from the board with cause. If business conditions trigger a need to increase the size of the board once again in the future, Dendreon's directors may do so at their discretion. However, neither Dr. Gold nor Mr.

Brewer specifically may be reelected to the board unless such an action is first approved by a plurality of votes duly cast by Dendreon's shareholders."

In the correspondence included with the Proposal, the Proponent stated: "Enclosed is a shareholder proposal that I hope you will include on Dendreon's proxy for the 2012 Annual Shareholder Meeting." A copy of the Proposal, including its supporting statements and related correspondence, is attached to this letter as Exhibit A.

ANALYSIS

The Proposal may be excluded pursuant to Rule 14a-8(f) because the Proponent has failed to properly demonstrate that he is eligible to submit the Proposal.

Rule 14a-8(b)(1) provides that "[i]n order to be eligible to submit a proposal, [a proponent] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the proponent] submit[s] the proposal." Rule 14a-8(f)(1) provides that if a proponent has failed to follow Rule 14a-8's eligibility requirements, including the requirement set forth in Rule 14a-8(b)(1), the company may exclude the proposal.

In the supporting materials included with the Proposal, the Proponent stated clearly that he owned only one share of the Company's common stock, and that he had owned no more than a single share of the Company's common stock for nearly a year. The Proponent stated:

> "I currently hold one share of Dendreon's common stock (out of protest), just as I have for nearly a year now since I lost faith in management and sold the remainder of my Dendreon holdings."

One share of the Company's common stock falls short of both the $2,000 and 1% thresholds[1] set forth in Rule 14a-8(b)(1). Accordingly, Proponent is not eligible to submit the Proposal for inclusion in the 2012 Proxy Materials.

In general, exclusion under Rule 14a-8(f) requires that a company provide notice to the proponent of any eligibility deficiency, and give the proponent 14 days to correct such eligibility deficiency. Rule 14a-8(f)(1).

[1] During the one-year period prior to the date of submission, the Company's stock price did not exceed $45. During that same period, the Company had at all times at least 100,000,000 shares of stock outstanding.

however, provides that a company "need not provide [the proponent] with such notice of a deficiency if the deficiency cannot be remedied...." In *Staff Legal Bulletin No. 14* (July 13, 2001), the Staff set forth several examples of defects that cannot be remedied. The Staff stated:

> "[Question:] Are there any circumstances under which a company does not have to provide the shareholder with a notice of defect(s)? For example, what should the company do if the shareholder indicates that he or she does not own at least $2,000 in market value, or 1%, of the company's securities?
>
> [Answer:] The company does not need to provide the shareholder with a notice of defect(s) if the defect(s) cannot be remedied. In the example provided in the question, because the shareholder cannot remedy this defect after the fact, no notice of the defect would be required."

This is precisely the situation contemplated in the example above: the Proponent clearly indicated that he did not own at least $2,000 in market value, or 1%, of the Company's stock. He stated that he "currently hold[s] one share of Dendreon's common stock" and that he "sold the remainder of [his] Dendreon holdings."

Because the Proponent's correspondence indicates an eligibility deficiency that cannot be remedied, the Company was not required to send him a notice of deficiency. Because the Proponent did not hold a sufficient number of shares to satisfy the requirements of Rule 14a-8(b)(1), he is not eligible to submit a proposal for inclusion in the Company's 2012 Proxy Materials. As a result, the Company asks that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(f)(1).

<u>The Proposal may be excluded pursuant to Rule 14a-8(i)(8)(ii) because the Proposal seeks the removal of two directors from office before their terms have expired.</u>

Rule 14a-8(i)(8)(ii) provides that a proposal may be excluded if the proposal "[w]ould remove a director from office before his or her term expired[.]" The first sentence of the Proposal is: "To approve reducing Dendreon's board of directors from 11 authorized seats to 9 by removing Dr. Mitchell Gold and Mr. Richard Brewer from the board with cause."[2] The Proposal explicitly targets Dr. Gold and Mr. Brewer for removal from

[2] Although the Company is not, in this letter, seeking relief under Rule 14a-8(i)(2), the Company respectfully notes that the Proposal may violate Delaware law because there has been no allegation of cause.

the Company's board of directors. Dr. Gold and Mr. Brewer are currently serving terms that expire in 2014, and accordingly the Proposal would require removal of Dr. Gold and Mr. Brewer before their terms expire in 2014.

The Staff has consistently permitted companies to exclude shareholder proposals that request the removal or resignation of one or more specific directors. For example, in *ES Bancshares, Inc.* (*avail.* February 2, 2011) the Staff concurred in the exclusion of a proposal requesting that two directors be removed for cause. *See also Commonwealth Biotechnologies, Inc.* (*avail.* December 28, 2010) (concurring in the exclusion of a proposal that requested the removal of specific directors); *CA, Inc.* (*avail.* June 20, 2006) (same); *Second Bancorp Inc.* (*avail.* February 12, 2001) (concurring in the exclusion of a proposal that called for the resignation of an incumbent director); *U.S. Bancorp* (*avail.* February 27, 2000) (concurring in the exclusion of a proposal that mandated the removal of the company's officers and directors); and *Staodyn, Inc.* (*avail.* February 9, 1998) (concurring in the exclusion of a proposal that recommended the removal of non-employee members of the board for cause).

The Company understands that the precedent cited above was issued pursuant to previous versions of Rule 14a-8. The Company respectfully submits, however, that Rule 14a-8(i)(8)(ii) is consistent with certain of the Staff's interpretations of previous versions of Rule 14a-8(i)(8) and, accordingly, that the above-cited precedent is relevant to the Company's request. *See Facilitating Shareholder Director Nominations*, Exchange Act Release No. 62764 (November 15, 2010) (noting that the proposed codification of "certain prior staff interpretations with respect to the types of proposals that would continue to be excludable pursuant to Rule 14a-8(i)(8)" was "not intended to change the staff's prior interpretations or limit the application of the exclusion; it was intended to provide more clarity to companies and shareholders regarding the application of the exclusion").

Thus, because the Proposal would have the effect of removing directors from office before their terms expire in 2014, the Company asks that the Staff concur that the Company may exclude the proposal under Rule 14a-8(i)(8)(ii).

<u>CONCLUSION</u>

For the reasons stated above and in accordance with Rule 14a-8(f) and Rule 14a-8(i)(8)(ii), the Company requests your concurrence that the entire Proposal may be excluded from Dendreon's 2012 Proxy Materials.

If you have any questions regarding this request or desire additional information, please contact me at 206-829-1521.

Very truly yours,

John E. Osborn
Executive Vice President,
General Counsel and
Secretary
Dendreon Corporation

Attachments

cc: Brad Loncar

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A

Shareholder Proposal

Presented to:

Mr. John E. Osborn

Executive V.P., General Counsel, and Secretary
Dendreon Corporation

By:

Brad Loncar

November 28, 2011

O

*** FISMA & OMB Memorandum M-07-16 ***

November 28, 2011

Mr. John E. Osborn
Executive V.P., General Counsel, and Secretary
Dendreon Corporation
1301 2nd Avenue, Suite 3200
Seattle, WA 98101

Dear Mr. Osborn:

Enclosed is a shareholder proposal that I hope you will include on Dendreon's proxy for the 2012 Annual Shareholder Meeting. This proposal is meant to give Dendreon shareholders the opportunity to openly voice their opinion about whether Dr. Mitchell Gold and Mr. Richard Brewer should be removed from Dendreon's board of directors after the controversial, and disappointing, destruction of value those men have presided over at the company this year.

I have also provided supplemental materials that further describe why Dr. Gold and Mr. Brewer might not be the best fit for Dendreon's board at this time, how this is germane to the company's business interests, and why it is appropriate to ask shareholders their opinion on the matter. Given the extraordinary circumstances Dendreon shareholders have been put through this year, I hope you will agree that giving them the chance to exercise a vote at this pivotal juncture is **fair**, **reasonable**, **just**, and **in Dendreon's best interest**.

It is worth summarizing some key points that I believe make this the right thing to do.

First, bear in mind that Dr. Gold and Mr. Brewer were reelected to Dendreon's board at this year's Annual Shareholder Meeting for a term of three years. Obviously much has changed since then. In fact, I believe one can make a strong case that they were reelected under false pretenses. Please recall that leading up to that meeting, and even during it, Dr. Gold espoused a rosy picture of Dendreon that shareholders shortly thereafter learned was materially false. In light of this new reality, giving shareholders another opportunity to vote is only **fair**.

Second, it is important to point out that this proposal has been carefully drafted in a way that will maximize shareholder input while eliminating the chance of any disruptions to the company's short-term operations. This derives from the fact that in the event of a negative vote, Dr. Gold will simply be removed from Dendreon's board at that time. He will still have the opportunity to run the daily business while a more independent board charts the company's overall long-term future. In other words, this proposal will not be materially disruptive between the time it is accepted, posted, and voted on. For that reason, giving shareholders this opportunity is also very **reasonable**.

Third, if Dendreon's board wants to regain investor trust, it is important for them to finally embrace the concept of accountability in a meaningful way. It is sad to note how their lack of oversight has contributed to changing so many lives. Think of the shareholders who have seen their investment disappear and the nearly 25% of Dendreon's workforce who were laid off because of this. Curiously, one area of the company that was not affected by those cuts was the board. In fact, it increased in size recently. Therefore, giving shareholders a chance to determine if they want to reduce the board's headcount from 11 to 9, not even a 25% cut, is quite **just**.

Lastly, because Dendreon finds itself at such a pivotal moment, some would say an inflection point, it is of great consequence to the company's future that a vote is done soon. When you add the already tepid launch to an environment of quickly encroaching competition, there is an urgent need for Dendreon to get this thing fixed. However, based on recent history, many are now wondering if these are the right men for the job. Should they continue to serve on the board at such an important time? Given the urgent nature and undeniable relevance of that question, offering shareholders a timely opportunity to give their advice is clearly **in Dendreon's best interest**.

Dendreon has the option of accepting this proposal, and thereby showing its shareholders that it respects their opinion. I hope you will do so. Recall that numerous times over the past years many people, myself included, have reached out to this board with tangible suggestions about how to improve trust. Yet they have been largely ignored at every turn. In fact, most of the issues this board has been repeatedly warned about are now much worse. Given that track record, it is no surprise to see that the company's credibility with investors currently lies in shambles. This is one opportunity to start turning that around.

It is frustrating to see a company with so much potential make so many unforced errors. After everything Dendreon investors have been through this year, it is finally time to start showing that you have respect for their opinions. I hope you will agree to have this vote. It is the right thing to do.

Best regards,

Brad Loncar

Brad J. Loncar

Table of Contents

Dr. Gold

10 REASONS WHY IT IS FAIR, REASONABLE, JUST, AND IN DENDREON'S BEST INTERST TO VOTE ON DR. GOLD'S REMOVAL FROM DENDREON'S BOARD

I. A strong argument can be made that Dr. Gold's recent reelection to Dendreon's board was won under false pretenses.

On June 21, 2011 at the company's Annual Shareholder Meeting in Chicago, Dr. Gold was reelected to Dendreon's board of directors for a term of three additional years. It is important to note that leading up to that meeting, and even during it, Dr. Gold was pitching a rosy picture of Dendreon that very shortly thereafter turned out to be materially false. In fact, he reaffirmed annual revenue guidance of $350-$400 million at the meeting. I was there, and anyone else who attended can vouch for the certainty with which he said it.

Such guidance is curious because it was nearly cut in half in a very short period of time. Remember that this was just nine days before the 2nd quarter came to a close and a little over a month before Dendreon's stock dropped nearly 70% after that guidance was summarily pulled. Things changed very quickly after that meeting took place. The explanation given as to how the story changed so fast was that the company realized very late into July, when a new plant came online, that it would not be able to achieve anywhere near the promised sales. The new guidance is significantly different, calling for nearly half as much in revenue.

The bottom line is that even if you accept Dendreon's explanation at face value, it does not change the fact that shareholders were voting under a materially false pretense. They deserve much better. Not only does allowing such a vote to stand run counter to the spirit of shareholder approval, but it is not a healthy way of planning for Dendreon's long-term future. Most companies do not stagger their board elections to begin with, as it is not a very shareholder friendly policy.[i] In this case, the vote should be held again now that the truth is known. In light of this new reality, offering shareholders that opportunity is only **fair**.

II. Dr. Gold's track record of planning since Dendreon has become a manufacturing company is unacceptable.

To give credit where credit is due, there is no question that Dr. Gold did a good job of steering Provenge through the regulatory process, making it the first cancer immunotherapy ever approved by the FDA. He deserves a lot of credit for that. However, the moment this therapy was approved, Dendreon transformed itself from being a small research organization into a large manufacturing one. Those are two different objectives that require two entirely different skill sets. Based on the evidence since Dendreon has made that transition, it is unclear whether he is the right man to still be leading the company.

Probably the best indication of a leader's knowhow and planning ability is how close he or she comes to setting and achieving guidance. In Dr. Gold's case, he has fallen woefully short on that account many times. Here are three examples from just the last year and half:

1. The company suggested it could achieve "$60 million to $120 million" in revenue for 2010.[ii] It ultimately only earned $48 million. In fact, the board surprisingly rewarded that underperformance by giving him an 80% score (48/60 = 80%) in relation to the sales goal for the year when calculating Dr. Gold's annual bonus.[iii]
2. Dr. Gold said Dendreon could "conservatively" treat 2,000 patients within its first year of operations, even with only 25% of one plant's capacity available during that time. His reasoning was that the 25% could treat "roughly 1,800 to 2,600 patients.[iv]" In reality, it ultimately took them well over a year, and also required the full 100% capacity of that plant plus an additional one. His expectation of what could be achieved with only 25% of that original plant was significantly incorrect in both time and substance.
3. Starting November 3, 2010 and lasting until August 3, 2011, Dr. Gold guided for 2011 revenue to be "$350 million to $400 million" with "half of all revenue in the fourth quarter.[v]" He even reaffirmed this guidance as late as June 21, 2011 at the company's annual shareholder meeting.[vi] Unfortunately, the guidance ended up being abruptly pulled on August 3rd. We now know that revenues will ultimately be somewhere in the neighborhood of only half that much. Once again, his estimates were not even cose.

As you can see, those predictions ended up being not just a little bit off the mark, but materially wrong. Dendreon ended up earning only 40% of the top range of Dr. Gold's guidance for 2010, and this year the number will likely end up being somewhere near 50%. Having a two-year track record of earning only half of what is suggested is unacceptable. I believe it is also indicative of someone who has no grasp of reality and no understanding of what it takes to manufacture and sell this product. It is a sign of a major problem that must be fixed.

That is why Dendreon shareholders at a minimum deserve another chance to cast their vote on his board membership. Perhaps with a more independent board those errors would have been caught sooner and planning could have been done in a much more realistic light.

Remember that Dr. Gold has already been given a second chance. It is certainly understandable how one can make the case that a fair amount of slack should have been given for the 2010 miss. After all, that was early into the process and Dr. Gold has built up a lot of goodwill capital at Dendreon. However, now that the 2011 guidance was also widely missed, a clear pattern is starting to form and it is unclear if Dr. Gold is the right man to lead this company in a manufacturing setting. Alarmingly, Dendreon now finds itself at a pivotal point in its history. It must pull itself back from the brink quickly. Given the seriousness of the situation, and the wide degree to which he has been out of touch in the past, allowing shareholders a timely opportunity to vote on the best way to proceed is **reasonable.**

III. Dr. Gold's hiring acumen is questionable.

During this year's Annual Shareholder Meeting, a shareholder asked a question about why Dendreon chose to go it alone rather than partnering with an established company that already had commercial expertise. Dr. Gold's response was confident and clear. He esentially said why partner with someone when he could simply afford to hire their best talent away and bring those people to work at Dendreon.[vii] That might indeed be the optimal strategy, but for it to be successful you must be able to choose the right people. Dendreon has needed to grow very quickly so a good hiring acumen is a must. While I am confident most of the talent at Dendreon is the best of the best, Dr. Gold has also personally been responsible for a couple of key hires that seriously call into question his abilities.

For any company that is embarking on being a commercial enterprise for the first time, hiring the correct officer to head up sales is a very important task. In Dendreon's case, Dr. Gold said he was searching for the right person as early as August of 2009.[viii] It must have been a very thorough search because then on April 8th, 2010 Varun Nanda was named Senior Vice President of Global Commercial Operations. This was just 21 days before PROVENGE was approved and launched. However, Mr. Nanda abruptly left the company about seven months later. It is hard to say what to think about this because no explanation was given regarding what happened. To this day shareholders have been left in the dark.

What we do know is that it took approximately nine months after Mr. Nanda left for his replacement to be disclosed on August 3rd, 2011.[ix] That is a very long time to have such a key position unfilled, especially when you consider the role sales plays towards getting off to a good product launch. In Dr. Gold's case, I think you can clearly see that he has botched the hiring process multiple times when it has come this position. At first he hired someone too late into the game, then may have hired the wrong person, saw that person leave, and ultimately wasn't able to fill the slot again for an additional nine months. This is unacceptable and may have harmed Dendreon's launch.

Another key hire was the Chief Operating Officer, Hans Bishop. In fact, when the question about partnering was asked at the Annual Shareholder Meeting, Dr. Gold specifically singled out Mr. Bishop as an example of why he believes his strategy of hiring away talent was the best way forward for Dendreon's future.[x] Less than three months later, Mr. Bishop was gone. Once again, shareholders have not been told all the details of this exit. Frankly, it is hard to say who is at fault. What we do know is that Mr. Bishop started working in January of 2010[xi], just a handful of months before the launch of the product. That is not a lot of time. Furthermore, we have not been told what the strategy is to replace him now that he is gone. As you can see, Dr. Gold's hiring practices may once again be failing the company.

These are just two examples of major hires under Dr. Gold's direct responsibility that have gone terribly wrong. Were these people fired, were they truly the wrong fit, or did they leave on their own? Given what little information we have been told about them, it is truthfully a hard thing to evaluate. The big question is what does that say about Dr. Gold? When you consider the unusual way both of these hires and departures were handled, I believe giving shareholders a chance to also evaluate Dr. Gold's position is quite **just**.

IV. Dr. Gold's disclosure practices and respect for transparency is in doubt.

Aside from operational success, probably the most important things that investors look for in a company are transparency and honesty. Not only is that what investors want, but it more often than not generates the best returns as well.[xii] When managers provide scarce details or attempt to massage the expectations game, it almost never works out over the long-term. That is exactly what has happened under Dr. Gold's leadership at Dendreon. His proclivity to keep investors uninformed has left a huge mark that may suppress Dendreon's share price and increase its cost of capital for years to come.

To be blunt, the company's transparency has been extraordinarily bad since he has been its leader. Whether it is the disclosure of regulatory information, which Dendreon has settled multi-million dollar lawsuits over, or an explanation as to why key employees have left the company, Dr. Gold has often left investors out in the cold when it comes to details. To give you an idea of how bad this has become, consider that it was not until $3 million of extra revenue showed up on Dendreon's latest quarterly report that most investors learned the company will be receiving substantial royalty payments for a hepatitis C drug.[xiii] You can comb over years of investor presentations and will find scant mention of that, especially lately.

In addition, the way in which Dr. Gold and his team have in the past described revenues, demand, and other operational benchmarks has been particularly unclear and unacceptable. He often leaves investors guessing about key information such as what percentage of a plant is operational, how that relates to peak capacity, and how many patients are in the queue. Furthermore, investors have never really been given a straightforward answer about how he comes up with his guidance each quarter. Instead, they are typically fed inadequate data points, such as the number of infusion sites that may or may not be in use, leaving investors to deduce what that might ultimately mean for the bottom line. Rather than presenting a detailed and precise story, the process has always been largely ambiguous.

All of this is a key reason why this summer's earning surprise was such a big deal. If you are going to give out such cryptic information to begin with, you better make sure that you protect investors' trust. Dr. Gold failed to do that and now the stock has fallen over 70% in one day. At a minimum, this shows a failure to properly manage expectations and an inability to tell the company's story in an appropriate manner. It is also absolutely fair to ask why information was not released sooner. For a company that does not have a good disclosure track record to begin with, how can one not wonder if everything about the shortfall was released in an equitable amount of time? Either Dr. Gold did not understand the business himself, or he did not communicate important details to the company's shareholders. Neither is a very appealing choice.

The end result is that Dendreon has completely lost trust and credibility with investors. The company desperately needs to do something to get them back on its side. While improving operations will obviously be a key step, it does not entirely solve the problem. If investors are not fully on board, Dendreon will always trade at a discount to its true intrinsic value and will never be able to succeed to the extent that it deserves. These wounds take a long time to heal and the truth is Dr. Gold's disclosure practices and respect for transparency may forever be in doubt. Can shareholders trust him again going forward? Giving them a direct opportunity to say what they think is clearly **in Dendreon's best interest.**

V. Dr. Gold has underachieved as a leader according to his own metric.

During a FoxBusiness television appearance on April 7, 2011, Dr. Gold was asked specifically if there was any validity to the various complaints investors like myself had been warning the company about over the last year. Rather than directly answering the question, Dr. Gold said what to him is "remarkable" is the degree to which the company's market capitalization has increased since he took over at Dendreon.[xiv] While that might be a fair enough metric to judge oneself by, the facts show that his results have been anything but remarkable when you look at them today.

The fairest and most straightforward way to measure how shareholders have done under Dr. Gold's care is to look at the stock price since he took over as CEO. Dendreon's stock was trading at $5.31 when he stared as CEO in January of 2003 and at the last close (November 25, 2011) it traded for $7.81. This is nearly eight years and one drug approval later, and the stock is only about $2.50 higher. As you can see, Dr. Gold has not exactly been lucrative for Dendreon's long-term shareholders over time. In the meantime, his total compensation and stock sales have added up to well over $50 million during that same time period. I am not sure the $2.50 is an acceptable ROI.

Dr. Gold's market capitalization metric paints an even worse picture when you consider what it has done over the last year. In fact, just since that television interview in April, Dendreon's market capitalization has decreased by 80%. What was once a $5 billion company is now worth just around $1 billion. While much of this is due to a falling stock price, some of the decrease is also due to tangible cash he has literally thrown out the door. Through Dr. Gold's poor planning, Dendreon's commercial footprint was built up too big and now 25% of employees have been quickly laid off. Some of them never produced a single product. This waste of time and resources was sad, unnecessary, and ultimately falls on his shoulders as CEO.

The bottom line is that by Dr. Gold's own metric, he has clearly underachieved as a leader and has not benefited long-term shareholders much at the end of the day. Therefore, giving these shareholders the chance to determine if he the right person to trust their money with going forward is certainly **fair**.

VI. Dr. Gold might be distracted by all of the lawsuits that are currently held against him.

In Dendreon's latest quarterly report, filed with the SEC on November 2nd, 2011, the company published the laundry list of lawsuits that are currently piling up against it. They are: *Amit Frias v. Dendreon Corporation, et al.*, *David Ems v. Dendreon Corporation, et al.*, and *Michael F. Wendt v. Dendreon Corporation, et al.* In each of these instances, the cases are not only against the company, but Dr. Gold and other officers are also listed as defendants. Dendreon said it currently expects for those cases to eventually be consolidated.[xv] GlaxoSmithKline is also suing Dendreon for $22 million.[xvi]

However, in addition to the lawsuits that are being carried out against Dendreon and its officers, the company also lists five other derivative cases that have been filed specifically against Dr. Gold and those other individuals in regards to their personal conduct. They are: *William D. Wagner v. Mitchell H. Gold, et al.*, *Paula Nicholas v. Mitchell H. Gold, et al.*, *Jared Ross v. Mitchell H. Gold, et al.*, *James M. McCallion v. Mitchell H. Gold, et al.*, and *David Wallace v. Mitchell H. Gold, et al.* While these lawsuits do not seek indemnification against the company, Dendreon will be advancing the legal expenses for them. Dendreon is also seeking to consolidate a few of these cases into the primary lawsuits above. However, the company says it cannot predict the outcome of the litigation.[xvii]

All of these lawsuits unquestionably raise a whole host of questions about Dr. Gold that are very pertinent to Dendreon's business. For example, will they take his attention off the ball? The lawsuits are likely to drag on for years, which is unfortunate because the next year or so is particularly vital (I would say make-or-break) in nature for Dendreon. Having a leader who is tied up in so many legal proceedings clearly is not what one would ideally hope for. They will probably be quite time consuming and may divert his attention from running the company's important business.

Furthermore, Dendreon just late last year has settled another class action lawsuit that previously called into question the way Dr. Gold and other officers had managed the company. Having been through the legal wringer once, and with another round in the queue, maybe this pattern will start to negatively affect the way he manages the company. For example, perhaps it will swing the pendulum in the other direction and drive him to be overly cautious in a way that a more unencumbered person would not. That is a legitimate business concern.

Finally, one has to wonder how much stress this might be causing. Five of these cases are not even against the company; they are personally against Dr. Gold and other officers. One can imagine that must be a very stressful thing. It might not be best for business to add that kind of pressure on top of the other stresses that come with managing such a complex product launch. I think it is more than fair to question what effect this might have on his focus.

Those are just some of the short-term risks associated with the lawsuits as they pertain to Dr. Gold. Also consider that this says nothing of the long-term reputation or financial harm they might do to the company. The bottom line is that having these lawsuits around is certainly not ideal. I do not think anyone can argue against that. The question then becomes: are these things too much of a distraction for a person who is so entrenched in the company? This is a good question and giving shareholders the opportunity to answer it is undeniably **reasonable.**

VII. The large degree to which Dr. Gold has sold Dendreon stock does not lead by example and hurts overall confidence in the company.

Many investors will tell you that insider buying and selling sends an important message about the leaders of a company. Especially in this day and age when retail investors in particular feel like they are at an unfair disadvantage to the system, having a leader who stands up and shows confidence in his or her company is key. Unfortunately, Dr. Gold has not heeded that call…ever. In fact, the extraordinary extent to which he has sold shares, and the timing of those sales, has been an often talked about controversy amongst Dendreon investors for years. Consider the following sales he has made just since 2007:[xviii]

April 7, 2007 - Dr. Gold sells over 202,000 shares for total proceeds of **$2.7 million.** Less than two months later, the FDA rejects the company's application to begin commercializing PROVENGE.

April 29, 2009 - The day after Dendreon announces the results of its pivotal IMPACT trial at an industry conference, Dr. Gold sells 600,000 shares for total proceeds of **$14.5 million.** Nine days later, the company announces it will dilute existing investors by offering more shares to the public.

April 29, 2010 - The FDA finally approves PROVENGE and Dr. Gold sells 555,000 shares for total proceeds of **$28.9 million.**

Dec. 10, 2010 - Dr. Gold adopts a 10b5-1 plan indicating his intention to sell 286,764 shares of Dendreon over the course of the next year. He ultimately sells 114,000 shares during the next seven months for proceeds of **$4.3 million**. One can assume he must have subsequently called off that plan after Dendreon's stock crashed in August of 2011 because no other sales have taken place since then at the lower prices.

Let me start by saying that there is absolutely nothing wrong with a company's CEO being rewarded for his or her achievements. Indeed the entire point of our system is to incentivize and reward those who innovate and push things forward. It is one of the things that makes this country so successful.

To also be fair to Dr. Gold specifically, he has served at Dendreon for many years, guiding the company through some very thin times. I do not think anyone out there would disagree that guiding PROVENGE to become the first approved immunotherapy is a major accomplishment. He deserves to be rewarded for it.

However, that can also be taken to an extreme. In Dr. Gold's case, his stock sales have been extraordinary and controversial in nature. I have been investing my entire life and rarely have I seen a CEO sell shares with such hubris while he was still actively managing the company. In fact, in one case Dr. Gold sold over 50% of his holdings just as Dendreon was embarking on an important new phase in its growth. It is almost as if he helped himself to a golden parachute in the middle of his tenure. While it is certainly fair for Dr. Gold to sell whatever and whenever he wants, the bottom line is that such things can have tangible consequences for him and the company. It is also fair to discuss those.

For example, it shows bad leadership and casts unnecessary doubt on the company's future. Benchmarks such as the approval of PROVENGE should have been moments of great confidence for Dendreon. However, when the leader of the company sells over half his holdings immediately afterwards, it places a kernel of doubt in investors' heads. This can have real consequences for the company such as undermining investor confidence, demoralizing employees, and potentially scaring off prospective partners or suitors. No matter how harmless it might seem to the seller, it turns people against you and makes them wonder what you know that they do not. In short, it shows bad leadership.

Also, it has direct consequences for Dr. Gold. I would make the case that, under the present day circumstances, the sales no longer make him the right person to lead the company going forward. There is real resentment out there in the investment community about the way this has turned out. Many people feel burned and do not have confidence in him anymore. Whether that is fair or not, it is the reality of the situation.

Lastly, one has to recognize that he might not be the best-incentivized person going forward. To be frank, Dendreon has already been a financial success for Dr. Gold. He has cashed out over $50 million in just the last few years alone. Maybe the company would now be better off having a CEO who is a little hungrier for success.

Perhaps one who more urgently feels the importance of turning things around quickly. What Dendreon needs right now is a leader who is willing to show investors that he is in it with them. So far Dr. Gold has not demonstrated the willingness to be that person.

As you can see, Dr. Gold's sales have ramifications that extend well beyond the mere dollars and cents of the issue. They show bad leadership, hurt investor confidence, and cast legitimate doubt on whether he is the best person to lead the company forward. Sadly, Dendreon has not been a financial success for most shareholders like it has been for Dr. Gold. This is something that needs to change soon. That is why giving shareholders the opportunity to vote on whether he is the best leader to make it happen is **just**.

VIII. Dr. Gold does not appreciate the importance of advertising and standing up for Dendreon's brand image in the media.

Another issue of great frustration among Dendreon shareholders about Dr. Gold's leadership has been a lack of a clear marketing plan and virtual absence of any communications strategy whatsoever. Both have been missing in action practically since day one. While that might be fine when you are a small research organization, the game changes quite a bit when you have to get out there and sell a product. However, Dr. Gold apparently does not see that and many believe it is hurting the company's launch. Here are two examples:

First, Dr. Gold evidently does not even think there is a problem. During the company's Annual Shareholder Meeting this year, one of the things Dr. Gold spoke about in his prepared remarks was how pleased he was that the majority of the press coverage about PROVENGE has been so positive[xix]. I questioned him on that statement later, because I do not think the coverage has been positive at all, and he quoted an internal figure that over 60% of everything that has been printed on the subject has been good.

There are two things that I will say about that. First, even if you believe the 60% figure to be true, I find it to be quite an unacceptable benchmark. I am surprised he does not. Second, in my opinion you have to be completely out of touch with reality to believe that the majority of what is written is actually positive. Anyone who remotely follows this story can tell you that a hallmark of PROVENGE has been the lukewarm, and I would say unfair, reception it has received in the press over the years. Nearly every article you read either has key facts that are wrong or completely omits the quality of life issues that are so beneficial with the treatment. In fact, it is widely accepted that a key reason why CMS launched its unusual coverage review was because of confusing press reports staffers had read about it.[xx]

Unfortunately, another hallmark when it comes to Dendreon's press coverage has been the apparent absence of company participation in these things. You cannot blame the media for unfair treatment when you do not make much of an effort to correct the record yourself. Allowing other people to tell your story for you almost never ends in a good result. In Dendreon's case, all of this misinformation is having a tangible effect on its brand image. It is puzzling how Dr. Gold does not seem to appreciate that.

Second, another red flag was raised when you consider how he was initially oblivious to the need to advertise PROVENGE directly to patients. When asked during a November 2010 conference call if he intended to place some advertising with them in mind, Dr. Gold said, "...I think we've done a remarkable job at educating the patient community and the physician community. I don't see this as a type of product that's going to require direct to patient type marketing."[xxi]

While Dendreon ultimately did begin to do this, the fact that he at first brushed it off so quickly is a cause for concern. It shows that he does not understand what it realistically takes to sell a product. Dendreon has one of the most innovative therapies out there. It deserves an equally innovative marketing approach. While there is no doubt the company clearly needs to focus on educating physicians to overcome any skepticisms they might have, increasing patient demand is also a basic element for any new product launch. Nothing sells itself. Especially when you consider how scientifically new and different this technology is, one might assume the need for an advertising plan should have been a little more self-evident.

In summary, it is becoming clear that Dr. Gold may not be prescribing the same level of importance to these brand image and marketing issues that many shareholders would like. The launch of this product has unfortunately been considerably slower than the company's own expectations. While there are many reasons for that, some of which are certainly out of Dendreon's control, perhaps these things might be contributing factors as well. Since Dr. Gold does not seem to be kicking them into gear, giving shareholders a chance to vote on whether his approach is the right one is **in Dendreon's best interest.**

IX. Dr. Gold's perceived control of Dendreon might be affecting the independence of its board.

Dendreon has been through more ups and downs, and unusual circumstances, than just about any company out there. While a lot of this has surely been due to outside factors such as regulatory decisions, there is no doubt some of it is of an internal nature as well. Yet the one thing that has remained constant throughout all of this is Dr. Gold. While many others have come and gone during the eight years he has been CEO, his presence has always loomed large. This has lead many to wonder if there might be a symbiotic relationship between him and the board that is not necessarily healthy. Given the volatile history, it is a fair thing to examine.

First, look at the numbers. Only three of Dendreon's nine independent directors were sitting on the board prior to Dr. Gold becoming CEO in January of 2003. They are: Gerardo Canet (December 1996), Bogdan Dziurzynski (May 2001), and Douglas

Watson (February 2000). The other six have all joined more recently. This is significant because, while the whole board elects new directors, one can only imagine that he probably had a lot of input into the process as CEO. To be fair, that alone does not necessarily signify a problem. In fact, most boards are handpicked that way. It is when you begin to match this against the historical evidence that Dendreon's story becomes so unique.

Probably the clearest example that there may be a problem was the earnings surprise that happened this year. This was not a small miss; it was a major disaster that was sprung on investors in a very abrupt fashion. Given the way it supposedly crept up on the board, many are wondering if its members are truly doing their job of oversight or just blindly following management's recommendations. You would think that someone in this group of industry experts might have foreseen the problem much sooner if they were truly engaged and thinking independently. Perhaps the board's close relationship with management caused them to cut Dr. Gold and his team too much slack.

Another example that makes one wonder about the independence of the board is the sheer number of penalties it has seemingly forgiven Dr. Gold for. Whether it is settling lawsuits or paying severance to some of his hires that have not worked out, a lot of money has gone out the door that arguably rests on his shoulders. When you add that to this year's subsequent crash of Dendron's stock, it sort of makes one wonder if there is anything he can do wrong in the eyes of the board. As far as we know, Dr. Gold has never experienced any consequences for these things. In fact, he has been rewarded with a significantly increased salary and large bonuses along the way. The board has not done its job.

The bottom line is that a lot of evidence suggests that Dr. Gold's perceived control of Dendreon may be influencing the independence of the board. This has resulted in unilateral thinking and at least one huge tactical error. Perhaps the company would be better off with a more independent mindset and less ubiquitous CEO going forward. Dr. Gold has done a lot of great things for Dendreon, but now might be the right time for a change at the board level. Since shareholders are in the best position to examine this issue with an impartial mindset, giving them the opportunity to make that call is **fair**.

X. Winning a confidence vote would be good for Dr. Gold and the company. It would put to rest any criticisms and controversies about his leadership for good.

Clearly I and many other investors do not believe Dr. Gold is the right person to be running this company. I hear anecdotal evidence of that every day. Especially after the controversial way Dendreon's stock has crashed this year, many people have felt cheated by his leadership and no longer feel he is the best person to be charting Dendreon's strategic course.

However, to be entirely fair, I am sure there are others who might feel differently. Their voice deserves to be heard as well. That is why I think putting the issue up to a shareholder vote at this time is the fair thing to do. It gives both sides the chance to express their opinions in a civil and open way. Democracy is a good thing.

Frankly, the only reason I can possibly see why Dendreon might be against this is if they know those men will lose the vote. If Dendreon's management is confident they can win, logic would say that the company should be all for it. A confidence vote would put this controversy to bed in a very clear and open way. It would be a good thing for the company going forward. On the flip side, if they do not believe they can win such a vote, Dr. Gold and Mr. Brewer do not deserve to be leading this company anyway.

At the end of the day, it is more than fair to say that Dr. Gold's leadership is now more than ever an issue of great controversy. That is very unfortunate because Dendreon should stand for excellence, not controversy. I think everyone would agree on that. Therefore, this issue deserves to be settled once and for all. Dendreon needs a clear break and to move forward in an unencumbered fashion. Unless something like this takes place soon, it will be like a dark cloud that hangs over the company for quite some time. Let's clear it up.

After all that has happened this year, and especially with the important work that needs to be done at Dendreon over the next couple of years, having a vote is **fair, reasonable, just**, and **in Dendreon's best interest.**

Notes:

---

[i] Between 2000 and 2009, the number of companies in the S&P 500 that stagger their boards fell from 300 to 164. http://blogs.law.harvard.edu/corpgov/2011/02/07/staggered-boards-and-the-wealth-of-shareholders-evidence-from-the-two-airgas-rulings/#more-15468
[ii] Dendreon 2009 Q4 conference call transcript. Available at www.alacrastore.com.
[iii] Dendreon 2011 Annual Proxy Statement. Page 18, Goal 3. Available at www.dendreon.com.
[iv] June 23rd, 2010 investor presentation at the NASDAQ OMX 24th Investor Program. Previously available at http://investor.dendreon.com/eventdetail.cfm?eventid =82138 but has since been taken down by the company.
[v] Dendreon 2010 Q3 conference call transcript. Available at www.morningstar.com.
[vi] This is from my personal memory. No recording was made available of the meeting. However, I am certain anyone who attended can vouch for that as well.
[vii] This is from my personal memory. No recording was made available of the meeting. However, I am certain anyone who attended can vouch for that as well.
[viii] Dendreon Q2 2009 confernce call transcript. Available at www.alacrastore.com
[ix] Dendreon Q2 2011 confernce call transcript. Available at www.seekingalpha.com
[x] This is from my personal memory. No recording was made available of the meeting. However, I am certain anyone who attended can vouch for that as well.
[xi] Dendreon December 10, 2009 press release. Available at www.dendreon.com
[xii] Dr. Baruch Lev's recent book, *Winning Investors Over*, provides great detail on this.
[xiii] Dendreon Q3 2011 quarterly report. Page 7. Available at www.dendreon.com
[xiv] FoxBusiness television interview. April 7, 2011. http://video.foxbusiness.com/v/4632778/dendreon-ceo-on-new-immunotherapy-for-prostate-cancer
[xv] Dendreon's 2010 3rd quarter Form 10-Q. Page 34. Available at www.dendreon.com
[xvi] http://www.bizjournals.com/triangle/print-edition/2011/11/04/gsk-wants-22m-from-firm-it-says.html
[xvii] Dendreon's 2010 3rd quarter Form 10-Q. Page 35. Available at www.dendreon.com
[xviii] All facts and figures about insider sales have been compiled from various SEC filings that are available on Dendreon's website. www.dendreon.com
[xix] This is from my personal memory. No recording was made available of the meeting. However, I am certain anyone who attended can vouch for that as well.
[xx] http://www.biocenturytv.com/freecontent/ProvengePolitics_112111.pdf
[xxi] Dnedreon 2010 Q3 conference call transcript. Available at www.morningstar.com

Mr. Brewer

10 REASONS WHY IT IS FAIR, REASONABLE, JUST, AND IN DENDREON'S BEST INTERST TO VOTE ON MR. BREWER'S REMOVAL FROM DENDREON'S BOARD

I. A strong argument can be made that Mr. Brewer's recent reelection to Dendreon's board was won under false pretenses.

On June 21, 2011 at the company's Annual Shareholder Meeting in Chicago, Mr. Brewer was reelected to Dendreon's board of directors for a term of three additional years. It is important to note that leading up to that meeting, and even during it, investors were being told a rosy picture of Dendreon that very shortly thereafter turned out to be materially false. In fact, the company reaffirmed its annual revenue guidance of $350-$400 million at the meeting.[i]

Mr. Brewer and the board ultimately represent shareholders. This gives them an oversight responsibility in regards to such management claims. They also have a special duty to hold a fair vote.

We now know that the guidance was cut in half in a very short period of time. Remember that this was just nine days before the 2nd quarter came to a close and a little over a month before Dendreon's stock dropped nearly 70% after that guidance was summarily pulled. Things changed very quickly after that meeting took place. The explanation given as to how the story changed so fast was that the company realized very late into July, when a new plant came online, that it would not be able to achieve anywhere near the promised sales. The new guidance is significantly different, calling for nearly half as much in revenue.

The bottom line is that even if you accept Dendreon's explanation at face value, it does not change the fact that shareholders were voting under a materially false pretense. They deserve much better. Not only does allowing such a vote to stand run counter to the spirit of shareholder approval, but it is not a healthy way of planning for Dendreon's long-term future. Most companies do not stagger their board elections to begin with, as it is not a very shareholder friendly policy.[ii] In this case, the vote should be held again now that the truth is known. In light of this new reality, offering shareholders that opportunity is only **fair**.

II. Mr. Brewer and Dendreon's board have failed in their fiduciary duty of protecting shareholder interests.

One of the main roles of a public company's board of directors is to represent and protect shareholder interests. They have a fiduciary duty to do so. Mr. Brewer and Dendreon's board have clearly failed in that role. They have been asleep at the wheel for way too long. To put it lightly, the way in which Dendreon shareholders have seen their investment crater 80% in the last four months is unacceptable. The problem is not just that the stock has fallen so much, but *how* it has fallen.

As part of the board's fiduciary duty, they have a responsibility to make sure that claims being made by the company's management are both accurate and reasonable. In Dendreon's case, its management has a history of making questionable claims. For example, management suggested that the company could earn $60 to $120 million in revenues for 2010[iii], yet they only earned $48 million. Discrepancies like that are one reason why I wrote Mr. Brewer as early as February 22nd of this year and asked him to increase the board's oversight of management's statements.[iv] He obviously failed to heed that call.

Dendreon was putting a lot on the line by guiding for so much in 2011. When you consider the checkered history, and the significant degree to which they were guiding, the board had a special duty to make sure the numbers were realistic. Otherwise, the company would have been much better off not giving guidance at all. An overly inflated stock price does not help investors one bit in the long-run. As we now see, the $350 to $400 million guidance for 2011[v] was nowhere near being accurate and now investors are going to be paying for that for a long time. I believe this is as much the board's failure as it is management's.

In addition, there are also a lot of legitimate questions being raised about the fairness of the way the information was distributed to shareholders. It took the company until August 3rd to warn shareholders that the numbers would not come anywhere close to being achieved.[vi] With such a late and sudden change, it is only natural to wonder if warning flags did not internally show up sooner. It is not the board's job to hold out hope that everything turns out okay in the very end. It is their job to get the truth out to shareholders as soon as it becomes available. In this case, it is unclear to many if that is what happened.

Ultimately, it is Mr. Brewer's job to put shareholders, not management, first. Since the evidence suggests that maybe he and his board have not necessarily been doing that, shareholders have a right to determine if he is the proper man to be leading the board. A democratic vote is their only possible recourse. Given the circumstances of the situation, extending them that courtesy is quite **reasonable**.

III. Mr. Brewer is this company's overall leader. He should take responsibility and show that Dendreon respects the concept of accountability.

One of the most disappointing things about Dendreon's recent crash has been the sheer lack of accountability for it shown by anyone on the company's board. The buck ultimately stops with them, yet not a single member of the board has resigned. It is a sad commentary on this company's (and indeed our country's) corporate attitude when the board can just walk away from an 80% stock decline as if it is business as usual. You can only think that a generation ago people would have taken much more pride in their work and things would have played out much differently.

Regretfully, Dendreon's board has a long track record of showing little respect for the concept of accountability. Just last year the company settled a series of lawsuits for $16.5 million[vii] that essentially claimed the company has bad disclosure practices and certain members of management took advantage of that, something Dendreon is being sued again for now. How were those members of management held responsible for such a thing? Other than receiving significant raises and large bonuses shortly after the settlement was announced[viii], it is hard to say. To this day the board has never publicly commented on those things nor has it said what steps it has taken to make sure something like it would never happened again. Regretfully, now it has happened again.

It is very sad to note how a lack of oversight by Mr. Brewer and his board have contributed to changing so many lives. Think of all the people who have been touched by this. Not only have shareholders lost money (some their entire life's savings), but employees have been abruptly laid off, business partners have lost money, and many experts have even speculated that might diminish investor appetite for our nation's biotech industry as a whole. Frankly, it seems like the only group of people who were not affected that much was the board. In fact, it increased in size recently. The company's COO did leave Dendreon, but he had only been there for about a year and a half. Somebody more senior should also step up to the plate.

Make no mistake, this is an important issue and it is not just about retribution. Dendreon is currently asking for new investors to come in and support the company. If there are no consequences to losing so much money to begin with, how can you expect new people to come in and invest their hard earned funds? From a risk/reward standpoint, it makes no sense. In order to earn back the investment community's trust, Dendreon must now show that it respects the concept of accountability. It also needs to show that it is results oriented. People should hold themselves personally responsible for such unacceptable results.

Mr. Brewer is Dendreon's Non-Executive Chairman. That position, which is unique compared to many other companies, comes with extra oversight responsibilities beyond that of a normal board member. He should personally act by demonstrating that accountability at Dendreon is strictly enforced. However, he has not shown a willingness to do so, either for himself or towards others. Since Mr. Brewer has declined to act on behalf of the shareholders he serves, giving them a direct opportunity to decide if they want to enforce this concept on their own is **just**.

IV. Mr. Brewer has allowed the same problems to crop up at Dendreon multiple times.

Another frustrating thing about what has happened at Dendreon recently is that a lot of this is not new stuff. Investors have been warning Mr. Brewer about similar things for years. In my case, I presented him with a report earlier this year that included eight recommendations about how Dendreon could improve investor trust.[ix] It included basic things such as the importance of releasing bad news in a timely fashion and increasing the company's oversight of management's guidance. When I further spoke with him about it personally, Mr. Brewer said he largely agreed with nearly all the recommendations, but no path forward was given on how to change. He has been failing to act for years, and now has allowed the same problems to crop up multiple times. Here are just a few examples:

In the past Dendreon has shown questionable disclosure practices, and now it appears this issue has become much worse. The company settled a lawsuit for $16.5 million last year that claimed Dendreon did not disclose important negative news in a timely fashion. While it is easy to sometimes brush those things off as being frivolous, this particular settlement was nearly 50% greater than the median for that year by publicly traded companies who found themselves in a similar position.[x] Such a big settlement should have been a sign of a legitimate problem. However, Mr. Brewer failed to act and now the company has the same exact problem on its hands. The way this year's earnings surprise was disclosed is an indication that things have become much worse.

In the past Dendreon has given unrealistic guidance, and now it appears that issue has also become much worse. In 2010, Dendreon was suggesting it could earn "$60 million to $120 million" in revenue.[xi] It ultimately earned $48 million. In my view, this should have also been a sign of a legitimate problem. It is widely accepted that guidance is typically meant to be conservative, so if the range was $60 million to $120 million, one would hope that the goal was to earn towards the top end of that range. Serious warning flags should have been raised when the company ultimately achieved less than half as much. However, once again it appears that Mr. Brewer failed to act. He should have scrutinized 2011's guidance much more closely. Now the same problem has cropped up twice.

In the past Dendreon has not been very transparent, and now it appears this issue has also become much worse. Whether it has been details about how much of a plant was online, how many patients are in the queue, or details around the circumstances of people leaving the company, Dendreon has been unacceptably secretive in the past. All of that was taken to a new level this year when Dendreon's stock dropped over 70% in one day after its big earnings surprise. The bottom line is that when investor perception of a company is so starkly different from what turned out to be true, it is a sign of a major transparency problem. Investors had been asking Mr. Brewer and this board to open up, and he failed to act.

Perhaps Mr. Brewer and the company are just too entrenched in their ways. He has been warned about all of these things, yet still does not appear to understand the problem. Even since this year's major debacle and subsequent crash, not much appears to have changed. Since Mr. Brewer seems to want to stick with the same old policies that have produced such bad results, giving investors a direct opportunity to say if they would rather see a different approach is **in Dendreon's best interest.**

V. Mr. Brewer does not see the value in a more diverse board.

As I have followed this company over the years, I do not believe Mr. Brewer and the board see the value in different perspectives, particularly that of the individual investor. That is why I submitted a proposal to him earlier this year suggesting that he should put a shareholder on the board. I also recommended that for diversity purposes it would be good to have someone outside of biotech as well. All of the members of Dendreon's board have very impressive credentials, but they also all come from very a similar background.

During this year's Annual Shareholder Meeting, Mr. Brewer gave a speech where he said the company was continually looking for new board members, but extensive industry experience was a must.[xii] I also personally spoke with him afterwards and he reiterated the same message. While extensive industry experience is obviously very important, I strongly disagree with his insistence to ignore the need to diversify with a shareholder or two. Here are a couple of reasons why:

First, in my opinion, the way Mr. Brewer has structured Dendreon's board has given it a unilateral way of thinking that is not serving its shareholders well. The current board is made up of 11 industry experts. I give a lot of credit for that. However, if this is the recipe for success, how did they all flub the earnings guidance so badly this year and not see the "cost density" issues until so late in the game? It is hard to argue with the results. When you have so many people, as smart as they may be, with such similar backgrounds, you risk experiencing groupthink. For that reason, Mr. Brewer would be well served by looking outside of his comfort zone for a change and adding someone new into the mix. Diversity is a good thing.

Second, given the wild ride and disappointing results shareholders have experienced at this company, there ought to be someone on the board who is specifically looking out for their interests. When you go through two cycles of booms, busts, and lawsuits, you have a problem. The board is ultimately supposed to represent shareholders. Why not give them at least one seat out of eleven at the table? Shareholders have a unique viewpoint on how things should be run, and nobody can watch over their investment with the same vigilance as they would on their own. Their voice deserves to be heard.

For example, this year's guidance obviously turned out to be overly aggressive in a big way. While I can understand why a management team might want to throw out such large numbers for competitive reasons or pride, the more important thing for shareholders is getting it right. Nobody gains in the long run from an overinflated share price. Once you lose credibility, it is hard to get back. Perhaps if a shareholder was on the board, the guidance might have been a little less rosy and the truth might have come out a little sooner. Dendreon and its board did this all wrong, and now it is the shareholders they ignored who are left paying the bill. This is not right.

In summary, Mr. Brewer has made clear, through both words and actions, that he does not see the value in a more diverse board with shareholder representation. While he might not get it, shareholders see this issue very differently. At the end of the day, it is their money on the line. However, he has chosen to ignore them at every turn. After being treated like this for so long, giving shareholders a chance to voice their opinion on this issue is only **fair.**

VI. Mr. Brewer might be distracted by his other business interests.

Mr. Brewer is Dendreon's Non-Executive Chairman. While the majority of companies offer the Chairman role to their CEO,[xiii] in Dendreon's case they have decided to split those functions. Frankly, it is the right thing to do because this structure typically leads to better corporate governance. However, it also means Mr. Brewer has special oversight responsibilities that extend well beyond those of a typical board member. While the "Non-Executive" distinction means he does not get involved in the day-to-day running on the company, he is specifically responsible for governing the company's CEO and general management practices. This means he must have a lot of time to devote to Dendreon. His maximum attention is greatly needed.

However, in Mr. Brewer's case, one has to wonder if he does indeed have the time that is necessary to properly carry out those duties. As you will see, he is a very busy man who currently has many active business interests. In fact, he currently serves as Chairman of three different companies. While that might have worked fine for a small research organization, Dendreon is now a dynamic and large manufacturing company. Especially after everything that has happened there lately, it is only natural to wonder if he is able to keep his eye on the ball.

In addition to his role at Dendreon, Mr. Brewer currently serves as the Executive Chairman of a company called Nile Therapeutics. While that is a small company, his role as "Executive Chairman" means that he has hands-on responsibilities in the management of it. He is its highest-ranking officer. In fact, Mr. Brewer's compensation there last year of $379,000[xiv] was essentially equal to his Dendreon compensation of $398,000[xv]. That suggests either he is very well paid by that company, or he has fairly extensive responsibilities there. One would hope that Dendreon is not getting equal billing to a company that is 1/65th its size.

In addition, Mr. Brewer is also the Chairman of a company called ARCA biopharma, Inc., he sits on the board of the research group SRI International, and he is an advisory board member at the Kellogg Graduate School of Management - Center for Biotechnology at Northwestern University. To be fair, one certainly cannot fault him for any of these things. They are all very impressive credentials. However, when you combine them with what has happened and Dendreon this year, I believe they do raise legitimate questions about whether he is over-extended. For example, the average one-year return for the companies that Mr. Brewer serves as Chairman on is a *loss* of 48%. Maybe the shareholders of all three of those companies would be much better off if he just focused his attention on one of them.

The point is that Dendreon finds itself in a situation right now where it needs a lot of attention from its board. The game had already changed when PROVENGE was approved, but the stakes are now even higher after the company's setback earlier this summer. Having a Chairman who is 100% focused is essential for Dendreon and its shareholders. However, Mr. Brewer has already failed at least once in his oversight duties. With his busy schedule and other commitments, it is becoming increasing unclear if he is capable of giving Dendreon the oversight attention it deserves. Therefore, giving shareholders a vote to determine if his schedule is now the best fit for Dendreon is **reasonable.**

VII. Mr. Brewer and his board have set compensation practices that do not work.

According to Dendreon's own proxy statement, one of the key jobs of the board of directors is to set compensation for its executives in a way that "motivates them to enhance long-term shareholder value."[xvi] Mr. Brewer and his board have clearly failed in that regard. Rather than aligning compensation with shareholder interests, he has constantly sided with management by giving them pay packages that are egregious, not very transparent, and reward the wrong behavior. At the end of the day, this has not served Dendreon's long-term shareholders very well and gives them the impression that the company's management is against them, not with them.

A perfect example of this is the way company executives were rewarded for last year's revenues. They told investors at the beginning of the year that Dendreon could achieve "$60 million to $120 million" in revenue for 2010.[xvii] It ultimately only earned $48 million. Surprisingly, the board rewarded that underperformance by giving them an 80% score (48/60 = 80%) in relation to the sales goal for the year when calculating their annual bonuses.[xviii] From the shareholders' standpoint, this is unacceptable. You should receive a 0 for not achieving minimum revenue guidance, not 80%. Not only does the board treat its executives with impunity, but it actually goes a step further by rewarding substandard results. This disincentivizes them to get it right.

Another frustrating practice of this board is the way in which is showers its executives with lucrative stock and option awards that are (1) not entirely transparent and (2) reward the wrong things. For example, each executive is given restricted stock each year that is target based, but Dendreon's board declines to divulge the details of the target.[xix] Many other companies provide much more transparency about such things. In addition, Dendreon's board also gives it executives more stock that vests over time (regardless of if the stock price appreciates or not). 25% of this becomes available after one year, and then more with each additional month.[xx] Though this type of setup is widely practiced throughout the industry, all it seems to accomplish at Dendreon is to motivate these executives to create automatic stock sales plans. In fact, three of Dendreon's top five insiders had automatic sales plans that were active in 2011.[xxi]

Probably the ultimate measurement of the way Mr. Brewer and this board have failed when it comes to compensation has been the way the company's CEO has so egregiously cashed out his stock over the last couple of years. Since April of 2009, Dr. Gold has sold nearly $50 million in stock while long-term shareholders have seen their investments shrink over 80%. It is one thing for an executive to receive a golden parachute when he or she leaves the company, but it is an entirely different thing for him or her to use one in the middle of their continuing service. Dendreon's board stated in its last proxy statement that "we have not adopted stock ownership or equity retention guidelines for our named executive officers."[xxii] Perhaps it should.

Mr. Brewer's compensation practices are not working. They are rewarding Dendreon's management for failure and do not achieve the goal of protecting shareholder value. While it is true that Dodd-Frank will give shareholders the opportunity to vote yes or no on compensation going forward, this is an imperfect system. Rather than voting on the finished product, Dendreon investors, especially this year, deserve an opportunity to voice their opinion on the architect as well. Ultimately it is still Mr. Brewer and the board's responsibility to get this right. Since he has not been doing that, giving shareholders a vote to determine his place on the board is **in Dendreon's best interest.**

VIII. Mr. Brewer's relationship to Scios could potentially hold Dendreon back.

One of Mr. Brewer's highest credentials is that he was the CEO of a biotechnology company called Scios, Inc. He began that role in 1998 and then Scios was ultimately sold and then merged into Johnson & Johnson in April 2003.[xxiii] However, the story subsequently takes a big downturn from there for two reasons. First, sales of Scios's drug Natrecor ended up being a bust for Johnson & Johnson and they ultimately had to write down a large percentage of its value.[xxiv] Second, the State Attorney's Office for the Northern Distric of California subsequently investigated Scios and charged it with having a history of illegally marketing it product. On October 5th of this year, Scios signed a criminal plea agreement to those charges. It will pay an $85 million dollar fine and will be put on probation for a period of three years.

One interesting facet of the plea agreement is the time period which it covers. Scios specifically pleaded that the illegal activities took place from August 2001 thru April of 2003, the same time Mr. Brewer was its CEO.[xxv] To be very clear, the U.S. Attorney's Office responsible for the Scios matter has made it known that Mr. Brewer was purely a witness in this matter and was not personally a target of the investigation. The Office also said it has no intention to pursue any personal charges against him in the future. He is not accused of any misconduct. Furthermore, to be fair to Mr. Brewer, perhaps he would not have advised Scios to make the same plea if he was still the company's CEO. However, I am nevertheless personally concerned that his role there could have unintended consequences for Dendreon that might hold the company back. Here are three examples:

First, though it is a long shot, I believe it could potentially have regulatory implications for Dendreon. For example, Forest Labs signed a similar criminal plea agreement last year and, even though its CEO wasn't accused by the DOJ of misconduct, HHS ultimately served him with an intent-to-ban notice that was embarrassing and distracting for that company. While I think it is unlikely something like that will happen again, it is not out of the question. Dendreon is currently working with various government agencies about simplifying the reimbursement process for PROVENGE. Given the importance of those efforts, I am not sure that having a Chairman who in the past presided over a company that was illegally marketing its product is the image Dendreon wants to send to regulators right now.

Second, in my opinion it further tarnishes Dendreon's reputation and turns investors off. Dendreon has settled a class-action lawsuit in the past, and is the subject of numerous current lawsuits that challenge, among other things, the ethical standards of the company. Furthermore, many people have cautioned Dendreon's board of directors in the past about its lax oversight of management. When you add all these things up, the company's reputation and track record is muddled at best. That is unacceptable because Dendreon should stand for excellence, not controversy. In my view, having something like these Scios charges, where apparently oversight may have been lacking as well, only further erodes Dendreon's reputation. It also makes matters much worse in the company's efforts to regain the investor confidence it critically needs right now.

Third, it might hurt Dendreon's partnership prospects. As part of its fiduciary duty, Dendreon should constantly be considering all of its business options. In that regard, perhaps sometime in the future pursuing an industry partnership (or buyout) would be the best course of action for the company and its stakeholders. Given what has happened with the Scios deal, it is not a stretch of the imagination to say that at least one big pharmaceutical company (Johnson & Johnson) might not be thrilled with the results of its partnership with Mr. Brewer. Perhaps others have gained the same impression because of it. In fact, GlaxoSmithKline has just sued Dendreon for $22 million.[xxvi] The list of potential partners that a Richard Brewer associated company has significantly burned is growing larger by the day. I think it would only be natural for Dendreon to ask itself if he is the ideal person to represent the company as Chairman at this time.

In October, I brought all of these issues up to Dendreon's board and gave them time to privately review the matter. To their credit, they took it seriously and conducted a prompt review. However, the board ultimately decided to take no further action.

While that is their prerogative, I view it as another example of putting management, not shareholders, first. There are a lot of great Chairman candidates out there, some of whom might already be sitting on Dendreon's board. Why the company would want to potentially open itself to additional risks, especially after what has transpired at Dendreon already this year, is unclear to me. I come to this conclusion reluctantly because I have the utmost respect for Mr. Brewer as a quality individual who only wants the best for Dendreon. However, it does present legitimate business concerns. Since the board does not see the importance of these issues, asking shareholders how they feel is **fair**.

IX. Dendreon is in need of a fresh direction.

Mr. Brewer joined Dendreon's board in February of 2004 and has served as its Chairman since June of that same year. As I am sure he would probably agree, this has been seven long years. While he did a fine job of steering the company through some very tumultuous times, maybe now is a good time for Dendreon to move in a fresh direction. The company finds itself at very pivotal moment. When you add the already tepid launch to an environment of quickly encroaching competition, there is an urgent need for Dendreon to get this thing fixed. However, many are now wondering if he is the right man for the job.

For example, after what has happened at Dendreon this year, investors and analysts will rightfully be skeptical about the company's management for a long time. While better execution and improving sales will obviously lift the company up, the unavoidable truth is that it will not fix everything. Once a management team loses credibility, it is a tough thing to get back. The way this year's earnings guidance was mishandled is going to suppress Dendreon's stock price from its true intrinsic value for years to come. That is one reason why perhaps having a new leader at this point is in Dendreon's best business interest. Rather than taking the long road, it is a clean and quick way to begin rebuilding that trust.

Dendreon might also benefit from taking a new direction when it comes to its operational plan. While there may be many reasons for the tepid launch, even the most optimistic of observers would not say that Dendreon is just a victim of its own circumstances. It has made many managerial mistakes. Whether it has been a virtual absence of marketing or a complete lack of understanding about the financial end of the business, a lot that can be improved on. However, there is not a whole lot of evidence that significant strides are now being taken to do things much differently. What I am hearing from this management team is that sales will simply take more time than originally thought. While that might be true, I am not hearing very many innovative new ways of how they are trying to speed things up. This is one more reason why going in a fresh direction might be a good thing.

Whether it is in regards to its relationship with the investment community or its basic strategic approach, Dendreon may simply be in need of a new direction at this time. The company has accomplished some great things under Mr. Brewer's leadership in the past and he deserves a lot of credit for that, but it has also stumbled a lot as of late. Since Dendreon is now entering a zone where it must get things right, this is an appropriate moment to reevaluate. Should Mr. Brewer continue to serve on the board at such an important time? Offering shareholders a quick opportunity to give their advice surely is **reasonable.**

X. Winning a confidence vote would be good for Mr. Brewer and the company. It would put to rest any criticisms and controversies about his leadership for good.

Clearly I and many other investors do not believe Mr. Brewer is the right person to be leading Dedreon's board. I hear anecdotal evidence about that almost every day. Especially after the controversial way Dendreon's stock has crashed this year while he has stood silent, many people have felt cheated by his leadership. They no longer feel he directs the board in a way that benefits shareholder interests.

However, to be entirely fair, I am sure there are others who might feel differently. Their voice deserves to be heard as well. That is why I think putting the issue up to a shareholder vote at this time is the fair thing to do. It gives both sides the chance to express their opinions in a civil and open way. Democracy is a good thing.

Frankly, the only reason I can possibly see why Dendreon might be against this is if they know Mr. Brewer and Dr. Gold will lose the vote. If Dendreon's management is confident they can win, logic would say that the company should be all for it. A confidence vote would put this controversy to bed in a very clear and open way. It would be a good thing for the company going forward. On the flip side, if they do not believe they can win such a vote, Dr. Gold and Mr. Brewer do not deserve to be leading this company anyway.

At the end of the day, it is more than fair to say that Mr. Brewer's leadership is now more than ever an issue of great controversy. That is very unfortunate because Dendreon should stand for excellence, not controversy. I think everyone would agree on that. Therefore, this issue deserves to be settled once and for all. Dendreon needs a clear break and to move forward in an unencumbered fashion. Unless something like this takes place soon, it will be like a dark cloud that hangs over the company for quite some time. Let's clear it up.

After all that has happened this year, and especially with the important work that needs to be done at Dendreon over the next couple of years, having this vote is **fair, reasonable, just,** and **in Dendreon's best interest.**

Notes:

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[i] This is from my personal memory. No recording was made available of the meeting. However, I am certain anyone who attended can vouch for that as well.
[ii] Between 2000 and 2009, the number of companies in the S&P 500 that stagger their boards fell from 300 to 164.
http://blogs.law.harvard.edu/corpgov/2011/02/07/staggered-boards-and-the-wealth-of-shareholders-evidence-from-the-two-airgas-rulings/#more-15468
[iii] Dendreon 2009 Q4 conference call transcript. Available at www.alacrastore.com.
[iv] My original February 22 proposal is available at public.me.com/bloncar
[v] Dendreon 2010 Q3 conference call transcript. Available at www.morningstar.com.
[vi] Dendreon 2011 Q3 press release. Available at www.dendreon.com
[vii] Dendreon 2010 Q3 quarterly report. Page 16. Available at www.dendreon.com
[viii] The raises can be found on Dendreon's December 6, 2010 sec filing and the bonuses can be found on page 18 of its April 29, 2011 proxy statement. www.dendreon.com
[ix] A copy of the February 22 report is available at public.me.com/bloncar
[x] The median shareholder settlement in 2010 was $11.1 million. Dendreon settled its lawsuit for $16.5 million. *Winning Investors Over* by Baruch Lev. Page 90.
[xi] Dendreon 2009 Q4 conference call transcript. Available at www.alacrastore.com.
[xii] This is from my personal memory. No recording was made available of the meeting. However, I am certain anyone who attended can vouch for that as well.
[xiii] According to an article in *Forbes*, 60% of S&P 500 companies had a CEO who also served as Chairman in 2011.
http://www.forbes.com/sites/nathanielparishflannery/2011/08/19/the-need-for-balance-how-powerful-chairmen-ceos-put-shareholder-value-at-risk/
[xiv] Nile Therapeutics 2011 Annual Proxy Statement. Page 19. Available at www.nilethera.com
[xv] Dendreon 2011 Annual Proxy Statement. Page 11. Available at www.dendreon.com
[xvi] Dendreon 2011 Annual Proxy Statement. Page 13. Available at wwwldendreon.com
[xvii] Dendreon 2009 Q4 conference call transcript. Available at www.alacrastore.com.
[xviii] Dendreon 2011 Annual Proxy Statement. Page 18, Goal 3. Available at www.dendreon.com.
[xix] Dendreon 2011 Annual Proxy Statement. Pages 19-20. Available at www.dendreon.com
[xx] Dendreon 2011 Annual Proxy Statement. Page 19. Available at www.dendreon.com
[xxi] Dr. Gold's plan was active for March 3, 2011 - Jan 31, 2012 (December 10, 2010 SEC filing). Dr. Urdal's plan was active for March 3, 2011 - October 31, 2011 (December 20, 2010 SEC filing). Dr. Frohlich's plan was active for July 1, 2010 - December 31, 2012 (June 8, 2010 SEC filing).
[xxii] Dendreon's 2011 Annual Proxy Statement. Page 21. Available at www.dendreon.com

[xxiii] http://www.prnewswire.com/news-releases/scios-stockholders-approve-merger-agreement-with-johnson--johnson-70935542.html
[xxiv] http://www.sec.gov/Archives/edgar/data/200406/000095012308002130/y47910exv13.htm
[xxv] The dates Scios pleaded guilty to can be found on page 12 of the plea agreement. A copy of the plea agreement is available at: http://www.scribd.com/doc/73544385/DOJ-Scios-Plea-Agreement
[xxvi] http://www.bizjournals.com/triangle/print-edition/2011/11/04/gsk-wants-22m-from-firm-it-says.html

The Proposal

THE PROPOSAL

THE PROPOSAL:

"To approve reducing Dendreon's board of directors from 11 authorized seats to 9 by removing Dr. Mitchell Gold and Mr. Richard Brewer from the board with cause. If business conditions trigger a need to increase the size of the board once again in the future, Dendreon's directors may do so at their discretion. However, neither Dr. Gold nor Mr. Brewer specifically may be reelected to the board unless such an action is first approved by a plurality of votes duly cast by Dendreon's shareholders."

- This proposal is 83 words.

OTHER INFORMATION AS REQUESTED IN SECTION 13 OF DENDREON'S AMENDED & RESTATED BYLAWS:

Name and address of the proponent:

*** FISMA & OMB Memorandum M-07-16 ***

Summary of holdings and affirmations:

- I currently hold one share of Dendreon's common stock (out of protest), just as I have for nearly a year now since I lost faith in management and sold the remainder of my Dendreon holdings. Steve Jobs did the exact same thing in 1985 with his Apple shares when he grew frustrated with the way that company was being mismanaged.[i] On a much smaller level, I feel exactly the same way about Dendreon. Dendreon has one of the most innovative products on the market, and I only wish I could say the same thing about its business approach. Every day I hear stories from other investors who have been burned by this company or wish they could support it, but have no faith in its governance. The goal of this proposal is to hopefully improve that.

- I affirm that I will not change my holdings in Dendreon before the record date of the meeting. I will notify the company in advance in writing if that were to change, but I am certain it will not. This is not about money for me. It is about making sure Dendreon is able to achieve the success that it deserves. My grandfather, Michael Loncar, passed away from late-stage prostate cancer in 2006. I want PROVENGE to be as commercially successful as possible for men like him, and I no longer think Dr. Gold and Mr. Brewer are the most capable leaders to get the job done. I also do not think they place much importance on transparency, openness, and overall shareholder value. I come to this conclusion reluctantly because I have the utmost respect for Dr. Gold and Mr. Brewer as quality individuals who only want the best for Dendreon.

- I affirm that I currently do not hold any derivative securities in Dendreon, either on the long or short side, nor do I intend to open any derivative positions before the record date of the meeting. I will notify the company in advance in writing if that were to change, but I am certain it will not.

- I affirm that I do not currently have an association with any individual or individuals, or organizations, with significant interests in Dendreon, either on the long or short side. I am not working in concert with any of the foregoing. I will notify the company in advance in writing if that were to change, but I am certain it will not. I am a small investor, not a billionaire. As you can see from the way the proposal is crafted, an affirmative vote would not even change control of the company in any way. It will merely reduce the size of Dendreon's board in order to give it more independence and set the company on a new strategic course. Furthermore, Dendreon's current directors will still be able to increase the size of the board in the future with any person of their choosing (save Dr. Gold or Mr. Brewer). This proposal does not change their control and does not hinder their flexibility to conduct future business in any way. Furthermore, it will not be disruptive to Dendreon's daily business between the time it is accepted, posted, and voted on because it seeks to make no change in day-to-day operations.

- I intend to appear in person at the meeting and, if the company deems necessary, will be glad to formally propose such business.

- I am submitting this proposal now because I believe a good idea is a good idea anytime of the year, not just during an inadequate, company-imposed 30-day window. I have no interest in the status quo. Dendreon currently finds itself at a very important moment, so now would be a good time to start thinking outside of the box and putting its shareholders first. Accepting this proposal will not have any material disruption on Dendreon's daily business between now and the meeting, but it might actually improve results during that time. With a clearly established election date on the horizon, this puts those board members on notice. Perhaps they will be extra-motivated to think innovatively, treat their shareholders fairly, and improve business productivity before the vote.

- I do not intend to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the corporation's outstanding shares required to approve the proposal and/or otherwise to solicit proxies from shareholders in support of the proposal. I have tremendous respect for Dendreon's shareholders. They are more than capable of voting on their own and deserve the chance to cast a free and fair vote in a way that is not under the influence of any other party. The whole point of this proposal is that shareholders deserve to have their opinions heard in a civil and democratic manner. Everyone deserves the respect to cast his or her own vote.

- Notes:

---

[i] *Steve Jobs* by Walter Isaacson. Page 217.